EXHIBIT 2




                                             October 8, 2001



Gerald W. Kearby
President and Chief Executive Officer
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Dear Mr. Kearby:

      Please be advised that musicmaker.com, Inc., Barington Companies Equity Partners, L.P., Jewelcor Management, Inc. and certain other reporting persons have filed a Schedule 13D with regard to the ownership of Liquid Audio, Inc. common stock, currently aggregating approximately 6.3% of the outstanding shares. Also attached for your information is a copy of a press release that was issued today.

      We are requesting that the number of directors on Liquid Audio's Board of Directors be increased from five to six and that individuals proposed by the reporting persons be appointed to fill the two current vacancies on the Board and the one newly created seat. We are confident that we can make significant contributions to enhancing shareholder value.

      We intend, depending on market conditions, to seek to acquire up to approximately an additional 8.6% of the company's common stock, or approximately 1,950,000 additional shares. If the shareholder rights plan recently instituted by the Board is rescinded, we would be willing to increase our ownership to up to 25% of the company's outstanding shares of common stock. We may consider other actions, including but not limited to the possibility of making a tender offer to acquire shares of the company's common stock.

      We would like to meet with you as soon as possible to have a candid exchange of views as to how to enhance shareholder value. We will call you to schedule an appointment. We look forward to meeting with you.


                                  Sincerely,

                                  MUSICMAKER.COM, INC.


                                  By /s/ Seymour Holtzman
                                     -----------------------------------------
                                         Seymour Holtzman
                                         Chairman



                                  By /s/ James Mitarotonda
                                     -----------------------------------------
                                         James Mitarotonda
                                         President and Chief Executive Officer